Exhibit 5.2

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Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1300 tel 020 7418 1400 fax

March 11, 2021

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Company”), in connection with the Company’s offering of $1,000,000,000 aggregate principal amount of the Company’s 0.695% Senior Callable Fixed-to-Fixed Rate Notes due 2024 (the “2024 Senior Notes”) and $1,000,000,000 aggregate principal amount of the Company’s 1.627% Senior Callable Fixed-to-Fixed Rate Notes due 2027 (the “2027 Senior Notes”, together with the 2024 Senior Notes the “Securities”) in an underwritten public offering pursuant to (i) the Underwriting Agreement dated March 4, 2021 (the “Base Underwriting Agreement”) and (ii) the Pricing Agreement dated as of March 4, 2021 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”). The Securities are to be issued pursuant to the provisions of the senior debt securities indenture dated as of July 6, 2010, as amended by the First Supplemental Indenture dated as of July 6, 2016 (the “Senior Indenture”) between the Company and The Bank of New York Mellon, acting through its London Branch, as trustee (the “Trustee”), as supplemented by the thirteenth supplemental indenture dated as of the date hereof between the Company and the Trustee (the “Thirteenth Supplemental Indenture” and, together with the Senior Indenture, the “Indenture”).

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vi)

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

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Lloyds Banking Group plc	March 11, 2021	pg. 2

all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion:

(1)	Assuming that the Senior Indenture and the Thirteenth Supplemental Indenture have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned, the Senior Indenture and the Thirteenth Supplemental Indenture have been duly executed and delivered by the Company, and assuming that the Senior Indenture and the Thirteenth Supplemental Indenture have been duly authorized, executed and delivered by each of the Company and the Trustee and that each of the Trustee and the Company has full power, authority and legal right to enter into and perform its obligations thereunder, the Senior Indenture and the Thirteenth Supplemental Indenture constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, provided that we express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest; and

(2)	Assuming that the Securities have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms, provided that we express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest.

Our opinions in paragraphs (1) and (2) are subject to (i) the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability and (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights.

We express no opinion with respect to the provisions in the Securities relating to the acknowledgement of and consent to the exercise of any U.K. bail-in power (as defined therein) or Section 3.10 of the Thirteenth Supplemental Indenture.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States, except that we express no opinion as to any law, rule or regulation that is applicable to the Company, the Documents or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate. Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent inquiry or investigation, on the opinion of CMS Cameron McKenna Nabarro Olswang LLP, special legal

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Lloyds Banking Group plc	March 11, 2021	pg. 3

counsel in Scotland for the Company, dated as of March 11, 2021, to be filed as an exhibit to a report on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell London LLP

Davis Polk & Wardwell London LLP